SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 31, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Roberto Quarta Appointed Chairman Elect of Smith & Nephew

31 October 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces the appointment of Roberto Quarta as Non-Executive Director and Chairman Elect. He will join the Board on 4 December 2013 and will offer himself for re-election at the Company's Annual General Meeting to be held on 10 April 2014. Subject to his re-election, he will be appointed Chairman to succeed Sir John Buchanan, who joined the Board in 2005 and has been Chairman since 2006, and who will retire from the Board at the same time.

Roberto is Chairman of IMI plc, a FTSE 100 listed engineering business, Chairman of Rexel SA, a global leader in the professional distribution of products and services for the energy world, and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. He is also a Non-Executive Director of Foster Wheeler AG, the engineering conglomerate headquartered in Switzerland. Previously, he was Chief Executive and then Chairman of BBA Groupplc and a Non-Executive Director at BAE Systems plc, Equant NV and PowerGen plc.

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, commented:

"We are delighted that Roberto Quarta has agreed to join the Board of Smith & Nephew as Non-Executive Director and Chairman Elect. He brings exceptional board experience gained in both the UK and internationally, which will be of great value as we implement our strategic priorities to take advantage of the differing opportunities in our established and emerging markets.

"I wish to thank Sir John Buchanan for his leadership, counsel and dedication over the past nine years. As Chairman he has overseen a number of significant changes and has given me tremendous support in my role as Chief Executive. John will be a hard act to follow, but we are confident that in Roberto we have found another excellent chairman."

Roberto Quarta commented:

"It is an honour to be joining the Board of Smith & Nephew. I look forward to working alongside Sir John during the coming months to ensure a seamless handover and to supporting Olivier and the team as they deliver their ambitious plans to reshape Smith & Nephew."

Sir John Buchanan said:

"It has been a privilege working with the people at Smith & Nephew. The Company has shown great resilience in the recent economic environment, building both services for customers and value for shareholders. There is an excellent team in place and I wish the Company well for a promising future."

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

Full details of Mr Quarta's remuneration arrangements will be given in the Directors' Remuneration Report 2014. In summary, on appointment he will receive a fee of £63,000 per year (and a travel fee of £3,500 when required to travel intercontinentally) in-line with other UK based Non-Executive Directors. On assuming the role of Chairman, he will receive a fee of £400,000 per annum, of which £100,000 will be paid in the form of shares in August each year and £300,000 will be paid in cash. This amount will remain fixed for a period of two years.

Enquiries

Investors Phil Cowdy Smith & Nephew	Tel: +44 (0) 20 7401 7646
Media Charles Reynolds Smith & Nephew	Tel: +44 (0) 20 7401 7646
Justine McIlroy / Andrew Mitchell Brunswick - London	Tel: +44 (0) 20 7404 5959

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma and Extremities, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE 100 (LSE: SN, NYSE: SNN).

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 31, 2013

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary